As filed with the Securities and Exchange Commission on March    20    , 1996
                                             Registration No.   333-01479


                            SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D.C.  20549


                                PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                         FORM S-3
                  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                    THERMOGENESIS CORP.
                  (Exact name of the Company as specified in its charter)

           DELAWARE                                       94-3018487
(State or other jurisdiction of incorporation   (I.R.S. Employer Identification
 or organization)                                Number)

                            11431 Sunrise Gold Circle, Suite A
                             Rancho Cordova, California 95742
                                      (916) 858-5100
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                     Philip H. Coelho
                                    President & C.E.O.
                                    THERMOGENESIS CORP.
                            11431 Sunrise Gold Circle, Suite A
                                 Rancho Cordova, CA 95742
                                      (916) 858-5100
            (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                        Copies to:

             David C. Adams, Esq.             Daniel B. Eng, Esq.
             Weintraub Genshlea & Sproul      Bartel Eng Linn & Schroder
             400 Capitol Mall, Suite 1100     300 Capitol Mall, Suite 1100
             Sacramento, California 95814     Sacramento, California  95814
             (916) 558-6000                   (916) 442-0400

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
Approximately 180 days, or as soon as practicable, after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]



               7156\5598\DMG\114471.1

                              CALCULATION OF REGISTRATION FEE

                                              PROPOSED MAXIMUM       PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                        OFFERING PRICE PER     AGGREGATE OFFERING
SECURITIES TO BE       AMOUNT TO BE           SHARE                  PRICE                 AMOUNT OF
REGISTERED             REGISTERED                                                          REGISTRATION FEE
Common Stock Offered
by Selling
Stockholders               4,400,000          $1.1875{(1)}           $5,225,000            $1,801.73
Common Stock
Underlying Placement
Agent Warrant
                             440,000{(2)}     $ .60{(4)}             $   264,000           $    91.04
Common Stock
Underlying Warrants
                           1,210,000{(3)}     $1.50{(4)}             $1,815,000            $   625.86
                                                                                           $2,518.63   *

(1)Calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average of the high and low price per share of the common stock of the Company on March 1, 1996, as reported on the National Association of Securities Dealers Automated Quotations System.

(2)Represents a warrant to purchase 8.8 units at an exercise price of $30,000 per Unit. Each Unit consists of 50,000 shares of Common Stock and a warrant representing the right to acquire an additional 12,500 shares of Common Stock at $1.50 per share. The Warrants issuable as part of the Units and exercisable at $1.50 per share have been included in 1,210,000 shares to be issued upon exercise of the Warrants listed below.

(3)Represents Warrants to purchase 1,210,000 shares at an exercise price of $1.50 per share. Warrants were issued as part of the Units.

(4)Calculated in accordance with Rule 457(g) of the Securities Act.

   *  Paid previously with original filing on March 6, 1996

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Subject to Completion March    20    , 1996
PROSPECTUS
                                   6,050,000 Shares
                                  THERMOGENESIS CORP.
                                     Common Stock
                                   ($.001 Par Value)

     Of the 6,050,000 shares of Common Stock ("Common Stock") of THERMOGENESIS CORP. ("THERMOGENESIS" or the "Company") being offered hereby (the "Offering"), 4,400,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"), and 1,210,000 shares are being offered by the Company upon the exercise of outstanding Warrants. The 4,400,000 shares being offered by the Selling Stockholders were issued in connection with the Company's private placement completed in December 1995. In addition, an additional 440,000 shares may be issued upon the exercise of a warrant granted to the placement agent in that offering to acquire an additional 8.8 Units. The 1,210,000 shares being offered by the Company upon the exercise of Warrants were also issued in connection with that private placement. See "The Company - Recent Financing".

      The shares of Common Stock owned by the Selling Stockholders may be offered for sale from time to time at market prices prevailing at such time or at negotiated prices by the Selling Stockholders, and without payments of any underwriting discounts or commission, except for usual and customary selling commissions paid to brokers or dealers. THERMOGENESIS Common Stock is traded and listed on the Nasdaq Stock Market, SmallCap Market, under the symbol "KOOL". See "Description of Securities". On March 14, 1996, the average of the high and low price for the Company's Common Stock was $1.50, as reported on the Nasdaq SmallCap Market. The Company will not receive any proceeds from the sale of any Common Stock by the Selling Stockholders. See "SELLING STOCKHOLDERS". Expenses of the Offering, estimated to be $38,018, will be paid in full by the Company.


            THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                             SEE "RISK FACTORS" AT PAGE 4
                           THESE ARE SPECULATIVE SECURITIES.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   UNDERWRITING DISCOUNTS
                           PRICE TO WARRANT        AND COMMISSIONS          PROCEEDS TO THE COMPANY{(2)}
                           HOLDERS{(1)}
Per share. . . . . . . . . $ 1.50                  $ 0.00                   $ 1.50
Total. . . . . . . . . . . $ 2,079,000             $ 0.00                   $ 2,079,000
 .

(1)Represents exercise price to Warrant holders at $1.50 per share and exercise price for placement agent Warrant at $30,000 per Unit for 8.8 Units.

(2)Represents proceeds to the Company assuming the exercise of Warrants to purchase up to 1,210,000 shares of Common Stock at a price of $1.50 per share, the exercise of Warrants to purchase up to 8.8 Units at $30,000 per Unit, and before other expenses of issuance and distribution estimated to be $38,018. All expenses will be paid by the Company.

                      The date of this Prospectus is March 22,  1996.

                                 AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act"), with respect to the Common Stock offered hereby. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

                      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or replaces such statement. Any such statement shall not be deemed to constitute a part of this Prospectus, except as so modified or replaced. There is incorporated herein by reference the following documents previously filed with the Commission:


(1)The Company's Annual Report on Form 10-KSB for the year ended June 30, 1995, and amendment to Annual Report on Form 10-KSBA/1 filed October 26, 1995;

(2)The Company's Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1995, and December 31, 1995;

(3) The Company's Current Reports on Form 8-K for the event date September 27, 1995; and

(4)The Company's Form 8-A for the registration of the Company's Common Stock pursuant to Section 12(g) of the Exchange Act.

     In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be directed to: THERMOGENESIS CORP., 11431 Sunrise Gold Circle, Suite A, Rancho Cordova, California 95742, Attention: Charles de B. Griffiths, Secretary; (916) 858-5100.

                                    PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus.



                                        THE COMPANY

     THERMOGENESIS CORP. (the "Company"), formerly known as Insta Cool Inc. of North America, was incorporated in Delaware on September 26, 1986 and subsequently merged with Refrigeration Systems International, Inc., a California corporation. In January of 1995, the Company changed its name to THERMOGENESIS CORP. to better reflect the thermodynamic segment of the biotechnology industry that it hopes to service through development of new products. The Company designs and sells products and devices which utilize its proprietary thermodynamic technology for the processing of biological substances including the cryopreservation, thawing, and harvesting of blood components, and to a lesser extent for the preservation of perishable foods (THERMOGENESIS Proprietary Technology). Historically, the Company's primary revenues have been from sales of blood plasma freezers to hospitals, blood banks and blood transfusion centers for rapid freezing of blood plasma. Currently, the Company is manufacturing several categories of thermodynamic devices which are being sold to the blood plasma industry under permission from the Food and Drug Administration ("FDA"). Other potential applications and markets for the Company's THERMOGENESIS Proprietary Technology includes medical and pharmaceutical applications, and industrial applications. During the fiscal years 1988 through 1995, the Company has focused its efforts on research and development and on refining product design and application. The Company has also continuously sought new applications for its products and technology, including the design of a device used for the intraoperative harvesting of autologous fibrinogen rich cryoprecipitate for use as a hemostatic agent or tissue sealant in certain surgical and medical procedures. See "The Company and Recent Events -Current Products and Development Efforts".


     Pursuant to the terms of the private placement, the Company is registering the Common Stock offered by the Selling Stockholders. The Company is also registering Common Stock to be issued upon the exercise of outstanding Warrants issued as part of the Units in the private placement pursuant to contract terms. To the extent required under the federal securities laws, this Prospectus may be used for resale of Common Stock upon the exercise of the Warrants by the holders of such Warrants.


                                       THE OFFERING

Common Stock Outstanding Before the Offering                       24,765,434

Common Stock Offered to Warrant Holders                             1,650,000

Common Stock Offered by Selling Stockholders                        4,400,000

Common Stock Outstanding After the Offering
  Assuming Exercise of the Outstanding Warrants                    26,415,434

Nasdaq Symbol                                                            KOOL


                                       RISK FACTORS

     An investment in the Common Stock described herein entails a number of very significant risks. Because of these risks, funds should only be invested by persons able to bear the risk of and withstand the loss of their entire investment. Prospective investors should also consider the following before making an investment decision.


     LACK OF PROFITABILITY. Except for net income of $11,246 for the year ended June 30, 1994 on net sales of $2,678,192, the Company has not been profitable since inception. For the year ended June 30, 1995, the Company had a net loss of $88,296 on net sales of $3,311,880 and an accumulated deficit at
June 30, 1995, of $5,814,394.   See "Annual Report on Form 10-KSB".  For the
six months ended December 31, 1995, the Company had a net loss of $102,339 on sales of $1,980,119.

     DEPENDENCE UPON NEW PRODUCTS. Historically, substantially all of the Company's revenue has been from the sales of product related to the freezing, thawing and storing of blood plasma. Because the Company expects the blood plasma market to have limited growth, the future success of the Company will be dependent upon new applications of its technology, including application of products in the biotechnology market. The Company intends to concentrate on developing (1) an autologous fibrinogen processing device with disposable containers; (2) a long-term sample storage and retrieval system with disposable containers; and (3) a stem cell control rate freezer ("CRF"), storage and retrieval system with disposable containers. See "The Company and Recent Events - Current Products and Development Efforts." Although these three products use technology related to the freezing, thawing and storage of blood plasma, development of these products represents a departure from the Company's current core business. Further, although the Company has had encouraging discussions with experts in areas of application for these products, development of each product is in its pre-application or initial development phase and the Company has no contracts for sales of these three products. No assurance can be given that each of these products can be successfully developed, and if developed, that a market will develop for them.

     POSSIBLE ADDITIONAL FINANCING. Based on current sales and projected development costs for products currently in development, the Company believes that it will have sufficient working capital for its operations for the 1997 fiscal year. In the event actual sales of the Company's products do not meet the Company's expectations in any given period, or development and production costs increase significantly, the Company may need to secure additional financing to complete and fully implement its business objectives. There can be no assurance that the Company will not need additional financing, and if available, that it will be obtained on terms favorable to the Company. Furthermore, delays in receipt of any required governmental approvals prior to marketing products in development, or requirements for additional clinical testing prior to approval, may result in decreased revenues and increased development costs. See "Risk Factors -- Government Regulation Associated with Products".

     GOVERNMENT REGULATION ASSOCIATED WITH PRODUCTS. The majority of the Company's products require permission to market in the United States from the United States Food and Drug Administration ("FDA"), which may limit or circumscribe applications or U.S. markets for which the Company's products may be sold. Further, if the Company cannot establish that its product is substantially equivalent, or superior, in safety or efficacy to a previously approved product, delays may result in final approval from the FDA for marketing its products. No assurance can be given that FDA permission to
market in the United States will be obtained.   The Company's products might
also be required to meet certain other criteria or receive certain approvals from other foreign governments for marketing and sales. See "The Company and Recent Events - Current Products and Development Efforts".

     RELIANCE ON PATENTS AND OTHER PROPRIETARY INFORMATION. The Company believes that patent protection is important for products and potential segments of its current and proposed business. The Company currently holds 4 patents, and has patents pending for an additional 3 products which the Company markets or intends to market. See "Annual Report on Form 10-KSB". There can be no assurance, however, as to the breadth or degree of protection afforded to the Company or the competitive advantage derived by the Company from current patents and future patents, if any. Although the Company believes that its patents and the Company's existing and proposed products do not infringe upon patents of other parties, it is possible that the Company's existing patent rights may be challenged and found invalid or found to violate proprietary rights of others. In the event any of the Company's products are challenged as infringing, the Company would be required to modify the design of its product, obtain a license or litigate the issue. There is no assurance that the Company would be able to finance costly patent litigation, or that it would be able to obtain licenses or modify its products in a timely manner. Failure to defend a patent infringement action or to obtain a license or implementation of modifications would have a material adverse effect on the Company's continued operations.

     TRADE SECRETS. The Company also relies in part on trade secrets and proprietary know-how, and it employs various methods to protect its technology, such as use of confidentiality agreements with employees, vendors, and customers. However, such methods may not afford complete protection and there can be no assurance that others will not obtain the Company's know-how, or independently develop it.

     DEPENDENCE ON KEY PERSONNEL AND OBTAINING ADDITIONAL ENGINEERING PERSONNEL. The Company is dependent upon the experience and services of Philip
H. Coelho, President and Chief Executive Officer, and Charles de B. Griffiths, Director of International Sales. The loss of Mr. Coelho or Mr. Griffiths would adversely affect the Company's operations. The Company has obtained key man life insurance covering Mr. Coelho in the amount of $1,000,000 as some protection against this risk. Furthermore, to implement its new product development, the Company will have to recruit and retain additional experienced engineers. There is no assurance that the Company will be able to find and retain engineers required to meet its self-imposed deadlines for product development. See "The Company and Recent Events -Employees".

     DEPENDENCE ON FOREIGN SALES. A large percentage of the Company's sales are made to foreign countries. For the year ended June 30, 1995, foreign sales represented 55% of the Company's total sales for the year. The Company is not aware of any current material risks associated with foreign sales. Sales are made in U.S. currency and, therefore, currency fluctuations do not affect operations. See "Annual Report on Form 10-KSB".

     PRODUCT LIABILITY AND UNINSURED RISKS. The Company maintains a general liability policy which includes domestic and foreign product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate. Nevertheless, a partial or completely uninsured claim against the Company could have a material adverse effect on the Company's financial condition and operations.

     POSSIBLE LOSS OF NASDAQ SMALLCAP MARKET ELIGIBILITY. While the Company's Common Stock is included on the Nasdaq SmallCap Market, its continued inclusion will depend on the Company's ability to meet certain eligibility requirements established for The Nasdaq Stock Market, including maintaining a minimum of $2 million in assets. Loss of Nasdaq eligibility could result if the Company sustains substantial material operating losses affecting its net worth. Although the Company could seek listing on another market, any failure to maintain listing on the Nasdaq could have an adverse effect on trading and the value of the Company's Common Stock.

     NEGATIVE IMPACT ON TRADING VALUE OF COMMON STOCK. The Company has currently more than 24,000,000 shares outstanding, including the shares registered hereby, almost all of which are registered and trading. Because the trading market for the Company's common stock is affected by numerous circumstances and events, the Company can make no prediction on the effect the registration of the shares of common stock hereby will have on that market.
The number of shares being registered by the Company hereby could have an adverse effect on the trading value of its Common Stock in general. See "Description of Securities - Registration Obligation".

     LACK OF CASH DIVIDENDS. To date, the Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash or other dividends on its Common Stock in the foreseeable future.

                               SUMMARY FINANCIAL INFORMATION

     The following information has been summarized from the Company's financial statements included in its Annual Report on Form 10-KSB for the year ended June 30, 1995, and Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1995, and December 31, 1995, incorporated herein by reference, and should be read in conjunction with such financial statements and the related notes thereto:

                                       For the Six Months Ended December       For the Year Ended June 30,
                                                      31,
                                          1995              1994  1995  1994
STATEMENT OF OPERATIONS DATA:
Revenues                                     $1,980,119        $1,838,162        $3,311,880         $2,678,192
Operating expenses                           $2,079,813        $1,737,306        $3,704,193         $2,931,974
Net income (loss)                            $(102,339)          $105,526         ($88,296)            $11,246
Net income (loss) per common share              ($0.00)             $0.01           ($0.00)              $0.00
Weighted average shares outstanding          21,094,000        20,715,000        20,340,000         20,247,000


                                                December 31,                           June 30,
                                         1995              1994  1995   1994
SELECTED BALANCE SHEET DATA:
Working Capital                             $3,197,732        $1,566,050        $1,413,156         $1,438,579
Total Assets                                $4,529,733        $2,837,544        $2,662,839         $2,500,399
Long Term Obligations                         $168,730         $    ----           $14,456         $      ---
Total Liabilities                             $725,246          $661,381          $662,256           $429,762
Stockholders' Equity                        $3,804,487        $2,176,163        $2,000,583         $2,070,637

                                        THE COMPANY AND RECENT EVENTS

        The Company, formerly known as Insta Cool Inc. of North America, was incorporated in Delaware on September 26, 1986 and subsequently merged with Refrigeration Systems International, Inc., a California corporation. In January of 1995, the Company changed its name to THERMOGENESIS CORP. to better reflect the thermodynamic segment of the biotechnology industry that it hopes to service through development of new products. The Company designs and sells products and devices which utilize its proprietary thermodynamic technology for the processing of biological substances including the cryopreservation, thawing, and harvesting of blood components, and to a lesser extent for the preservation of perishable foods (THERMOGENESIS Proprietary Technology). Historically, the Company's primary revenues have been from sales of blood plasma freezers to hospitals, blood banks and blood transfusion centers for rapid freezing of blood plasma. Currently, the Company is manufacturing several categories of thermodynamic devices which are being sold to the blood plasma industry under FDA permission to market in the United States. Other potential applications and markets for the Company's THERMOGENESIS Proprietary Technology include medical and pharmaceutical applications, and industrial applications. During the fiscal years 1988 through 1995, the Company has focused its efforts on research and development and on refining product design and application. The Company has also continuously sought new applications for its products and technology, including the design of a device used for the intraoperative harvesting of autologous fibrinogen rich cryoprecipitate for use as a hemostatic agent or tissue sealant in certain surgical and medical procedures. See "The Company and Recent Events - Current Products and Development Efforts".

                                  HISTORICAL

      Tools used by biotechnology researchers to process biological substances and to accomplish manipulation of such substances to obtain desired results vary and include microscopic laser scalpels, chemical formulations, sterile and disposable containers, as well as devices that control temperatures of the processes.

     The Company's initial strategy focused product development on small niche blood processing markets where new products could more quickly establish credibility for the Company's proprietary thermodynamic technology. The Company believed that by concentrating its products to serve the blood plasma industry, many customers, such as the Red Cross or other blood transfusion societies of various countries, would validate the Company's technology for rapid freezing of biological substances, more specifically blood plasma. Early products were designed and distributed to blood processing markets in a manner that would permit the Company to attain high market share and receive more rapid FDA 510K permission to market. See "Annual Report on Form 10-KSB".

    From 1988 to 1992 the Company's products were designed to transfer heat by causing heat transfer liquids to indirectly contact biological substances, primarily blood plasma, contained within plastic sealed containers. Early product designs used liquids containing chloro-flouro-carbons ("CFC") which the Company phased out in the fall of 1992. Thereafter, the Company developed an alternative heat transfer method which automatically interposed a thin flexible membrane between the heat transfer liquid and biological substances which process allowed for use of non-CFC based heat transfer liquids.

    Principal products initially developed by the Company and marketed to hospitals, blood banks, and blood transfusion centers consisted of freezers and thawers for blood plasma. The Company continued to design and develop various freezer models and thawers for different applications, and these products remain the core product component of the Company's business. To expand its market and product use, the Company changed the focus of its research and development to the design of new products that would be applied to different applications within the blood industry, including surgical, pharmaceutical and medical procedures that utilize freezing and thawing technology as part of standard procedures. See "The Company and Recent Events - Current Products and Development Efforts".

       Over the past seven years, the Company has developed and received FDA permission to market several of its thermodynamic processors of blood tissues and have three new products awaiting FDA approval. The several FDA-approved blood processing devices have a significant share of their small niche markets and generate the majority of the Company's annual revenues which were approximately $3,300,000 during the 1995 fiscal year. For instance, of the 51 American Red Cross Blood Centers, 48 utilize the Company's blood plasma freezer. These products include the Company's blood plasma freezers, blood thawers, and portable blood plasma freezers, and blood collection and transport containers. See Annual Report on Form 10-KSB.

     Having established a presence in markets where the need to freeze and thaw blood tissues precisely and rapidly was critical, the Company began to focus its technology and tissue and development efforts towards harvesting fibrinogen rich cryoprecipitate from blood for use as a hemostatic agent and tissue adhesive for medical and surgical use. Medical literature currently documents important practical applications for fibrinogen rich cryoprecipitate in thirteen distinct areas, including plastic surgery, thoracic surgery, cardiovascular surgery, orthopaedic surgery, and opthamologic surgery. The Company's fibrinogen collecting device with its disposable container sources the fibrinogen rich cryoprecipitate from a patient's own blood ("autologous"), and is unique in that aspect when compared to current sources of fibrinogen which generally rely on homologous single donations or pooled plasma.

                               RECENT FINANCING

    In December 1995, the Company completed a private placement raising a total of $2,200,000, before direct expenses of $242,000 and other indirect related expenses, for net proceeds of $1,901,000, which funds are being used for general corporate purposes that include, but are not limited to, payment of existing accounts payable and short-term debt, testing of products, continued research and development, production costs and inventory, advertising and promotional materials, working capital, and increased payroll due to addition of personnel.

     Assuming the exercise of all Warrants issued as part of the Units in the private placement, and the exercise of the placement agent warrant to acquire an additional 8.8 Units at $30,000 per Unit, the Company would receive an additional $2,079,000, which would be used to support general operations and research and development. The Company does not, however, anticipate that the Warrants will be exercised prior to expiration on July 31, 1996, based on the current trading price of $1.50 on March 14, 1996. See "Use of Proceeds". The Company will not receive any money from the sale of Common Stock offered by the Selling Stockholders in this Offering. See "Summary of the Offering"; "Selling Stockholders".

     As a condition of the private placement of Units, each investor in the private placement was required to enter into an agreement not to sell, directly or indirectly, the Common Stock included in the Units for a period of 180 days from the effective date of the registration statement registering such Common Stock without the prior written approval of the placement agent, Paradise Valley Securities, Inc. (the "Investor Lock-Up"). In giving or withholding its approval, the placement agent will consider the effect that any such sale prior to expiration of the Investor Lock-Up will have on the maintenance of an orderly market for the Company's Common Stock. See "Description of Securities
- Registration Obligation". As part of the private placement of the Units, the Company granted purchasers of the Units a limited price protection provision for the warrants issued as part of the Units to mitigate the effect of any potential market decline in the trading price of the Company's Common Stock should the Company delay in registering the Common Stock. Under the terms of the provision, the exercise price of the warrants would be automatically reset at $1.00 per share in the event a registration statement was not filed within three months following the close of the private placement. The Company complied with the registration filing requirement and the repricing provision is of no further effect. All warrants issued as part of the Units will expire on July 31, 1996, unless exercised by the holders thereof prior to that date.

                   CURRENT PRODUCTS AND DEVELOPMENT EFFORTS

    The Company's core business continues to focus on plasma freezers and thawers which have already received FDA permission to market in the United States. However, since the Company anticipates that the plasma freezer market will flatten when market penetration is complete (with the exception of replacement products), it has begun to focus on the following new products and market opportunities. See "Annual Report on Form 10-KSB".

   LONG-TERM BLOOD SAMPLE STORAGE AND RETRIEVAL SYSTEM WITH DISPOSABLE CONTAINER. The Company has built a prototype long-term storage freezer, computer inventory system and blood sample container (the "Blood Archive and Retrieval System") for possible use by the Japanese Red Cross for storing blood samples for a five year period for all blood donations that occur in Japan each year. The five-year blood sample storage program has been mandated by the Japanese government in an effort to comply with new product liability laws in Japan. It is estimated that 6,600,000 blood donations occur annually. The Company has shipped the prototype Blood Archive and Retrieval System to Daido-Hoxan, the Company's Japanese distributor, in November 1995 for tests and performance review. The Company believes that the Japanese government will approve a budget that will include purchases of the Blood Archive and Retrieval System. The Company, its distributor Daido-Hoxan, and the Japanese Red Cross are currently evaluating the equipment and proposed program. No assurance can be given that the Company's Blood Archive and Retrieval System will ultimately be purchased by or through the Japanese Government. See "Risk Factors - Dependence on New Markets; Government Regulations Associated with Products".

    AUTOLOGOUS FIBRINOGEN PROCESSING SYSTEM WITH DISPOSABLE CONTAINER. The Company has completed a prototype of a system for harvesting fibrinogen rich cryoprecipitate from a patient's own blood plasma for use as a tissue sealant and hemostatic agent during surgery (the "Autologous Fibrinogen Device"). The Autologous Fibrinogen Device features a transportable thermodynamic device and sterile disposable containers within which each unit of blood plasma is processed to obtain the fibrinogen rich cryoprecipitate.

    The FDA declined to approve the use of the Autologous Fibrinogen Device for all the surgical uses of fibrinogen as sought by the Company and, instead, agreed to constructively review a 510K application for a few narrow uses, such as Factor VIII deficiency (when blood is deficient in the Factor VIII clotting protein causing hemophilia) and fibrinogenemia (when blood is deficient in the Fibrinogen clotting protein). Further clinical data would need to be collected and submitted in order to have the FDA permit expanded claims for efficacy.
See "Risk Factors -- Government Regulations Associated with Products". The restriction to these few narrow uses would significantly reduce initial sales in the United States and force the Company to rely on foreign marketing.

    The Company has identified three significant opportunities to bring the Autologous Fibrinogen Device to market in the near future, while encompassing all the potential surgical uses in Japan, Canada and Europe where fibrinogen is already licensed, and one major use in the United States where the Company may have significant assistance in presenting clinical data to support the claim for autologous fibrinogen as a tissue adhesive.

  1) The Company secured an agreement in principal with Haemonetics, Japan, a major medical device company, which contemplates that Haemonetics will manufacture the disposable container and the applicators and pay the Company a 10% royalty on sales of those items, in addition to purchases and distribution of the Autologous Fibrinogen Device to be manufactured by the Company. Haemonetics would market the Autologous Fibrinogen Device in Japan, where fibrinogen from pooled plasma is already a licensed product. Further, a Ministry of Health and Welfare reimbursement schedule has already been approved for autologous fibrinogen by the Japanese government, even though no practical supply of autologous fibrinogen exists today in Japan. The Company believes that the Japanese are uncomfortable with the only currently available supply of fibrinogen in Japan which is sourced from pooled plasma donated by non-Japanese donors. Based on this perception, the Company has focused development and introduction of this product for the Japanese market, while continuing with efforts toward clinical data collection for additional FDA approval for the United States Market.

  2) The Company has reached an agreement in principle with Organogenesis, a Massachusetts-based company which has developed a biologically-alive skin replacement, Graftskin (trademark) produced from cells derived from infant foreskin and bovine collagen. The Company was informed that in clinical trials a 61% success rate was achieved in the complete closure of ulcerated wounds (diabetic), a disease which afflicts over 10 million Americans. In acknowledgment of the potential benefit this product might offer to patients with ulcerated wounds, the FDA has chosen Graftskin for expedited review. The Company believes that bonding the Graftskin to the wound site with autologous fibrinogen rich cryoprecipitate may increase the success rate of the engraftment and is collaborating with Organogenesis in the design of clinical tests to determine whether the autologous fibrinogen rich cryoprecipitate sealant assists the engraftment. If successful, this test data would be submitted to the FDA by the Company in support of a claim for the autologous fibrinogen rich cryoprecipitate as a skin graft adhesive. The Company believes that this submission could be reviewed by the FDA at the same time as the expedited review of the skin replacement product. FDA permission to market the Company's Autologous tissue sealant for use with Graftskin could open markets to over 200 specialized wound care centers, 3,000 surgi-centers and 3,500 hospitals with surgery wards in the United States. Tests using the Company's autologous fibrinogen device are, however, in preliminary stages and conclusions about any improved engraftment efficacy are premature.
Furthermore, there is no assurance that the FDA will review the data related to the Company's device contemporaneously with the submissions by the Massachusetts company. See "Risk Factors -Government Regulations Associated with the Products".

  3) The Company has obtained agreement from Gail Rock, MD, Ph.D., to organize and supervise all necessary laboratory and clinical tests to demonstrate the safety and efficacy of the Company's Autologous Fibrinogen Device for the Canadian Ministry of Health. Canada has licensed the use of fibrinogen sourced from pooled plasma.

         Potential additional revenues may be generated from the Autologous Fibrinogen Device by virtue of the Company's proprietary disposable bag set designed for processing the patient's plasma. Each use of the Autologous Fibrinogen Device will require use of a proprietary sterile bag set that the Company currently proposes to sell, thereby potentially creating a continuing stream of revenues that will rise with the cumulative number of autologous fibrinogen devices operating, and the number of procedures executed with each device. The Company expects to license the manufacture and sale of the sterile bags (containers) in both Japan and Europe in return for a 10% royalty on net sales from such licenses.

     The Autologous Fibrinogen Device is still in its pre-production phase and is subject to FDA permission to market in the United States. No assurance can be given that the FDA will grant permission to market the Autologous Fibrinogen Device, or that a market within the United States will develop if approved.
See "Risk Factors -- Government Regulations Associated with the Products". Initially, the Company intends to concentrate on foreign markets where fibrinogen, sourced from pooled plasma, is currently used to market the device pending further applications for approval by the FDA.

    STEM CELL CRF STORAGE AND RETRIEVAL SYSTEM WITH DISPOSABLE CONTAINER. Placental stem cells have been identified by Dr. Pablo Rubinstein as a superior alternative replacement to bone marrow for the reconstitution of the immune system. Dr. Rubinstein is director and chief scientist of the F.H. Allen Laboratory of Immunologenetics, Lindsey F. Kimball Research Institute of the New York Blood Center. Dr. Rubinstein directed a National Institute of Health funded research program which demonstrated the effectiveness of stem and progenitor cells sourced from placental blood in accomplishing reconstitution of the immune system in patients unrelated to the donor source. For optimum therapeutic benefit, it is necessary to harvest and inventory thousands of cryopreserved placental stem cell donations, all of which must be genetically typed. In conjunction with Dr. Pablo Rubinstein's research over the past few years, the Company developed a sterile bag set for collecting, processing, and freezing the stem cells sourced from placental blood, and is designing a sophisticated liquid nitrogen storage system which provides controlled rate freezing ("CRF") of the stem cells and which robotically archives up to 2,500 donations (the "Stem Cell Storage and Retrieval System") for use in an international blood banking network. A laboratory prototype of the Stem Cell Storage and Retrieval System is in its initial phase of development. No assurance can be given that the Company will be able to develop a Stem Cell Storage and Retrieval System and if developed, that a market for such system will develop. See "Risk Factors - Dependence on New Markets; Government Regulations Associated with the Products". The Stem Cell Storage and Retrieval System also features a disposable clip designed to protect the stem cell bag at below freezing temperatures and assists the recording of temperatures that may provide revenues to the Company in addition to revenues from sales of the system.

      For a more complete discussion of the Company and its business and other properties, refer to the Company's Annual Report on Form 10-KSB, which is incorporated herein by reference.

                                   EMPLOYEES

      At fiscal year ended June 30, 1995, the Company employed thirty-two (32) regular full time employees. In order to complete research and design, to build, market and service the new products in development, the Company hired an additional eight (8) engineers, six (6) production personnel, a sales manager, and six (6) additional customer support, marketing and administrative employees. At March 1, 1996, the Company employed fifty-one (51) full time employees. The Company considers current staffing levels adequate at this time, but may need to add additional personnel to meet shortened production times or to handle increases in business. Similarly, any downturn in product markets or sales might result in decreases in the number of full time employees.

                                             SUMMARY OF THE OFFERING

      The Company is registering 4,400,000 shares of Common Stock on behalf of the Selling Stockholders, and offering 1,210,000 shares of Common Stock upon the exercise of outstanding Warrants. The Common Stock and Warrants were issued in connection with a December 1995 private placement by the Company of 88 Units at $25,000 per Unit. Each Unit consisted of fifty thousand shares of Common Stock and a Warrant to purchase an additional twelve thousand five hundred (12,500) shares of Common Stock at $1.50 per share. The Company also granted the placement agent Warrants to purchase 8.8 Units at $30,000 per Unit, each Unit having the same terms as the Units offered in the private placement, including the July 31, 1996 expiration of the Warrants to be issued as part of those Units. See "The Company and Recent Events - Recent Financing".

    The Company will receive no proceeds from the sale of the 4,400,000 shares of Common Stock that may be offered and sold from time to time or by the Selling Shareholders.

                                                   USE OF PROCEEDS

       Assuming Warrants to purchase all of the 1,210,000 shares are exercised, the Company expects to receive $1,815,000 before deducting expenses of approximately $38,018 associated with this Offering. In addition, if the placement agent Warrants to acquire the additional 8.8 Units are exercised, the Company will also receive $264,000. The Company intends to use any amounts received from the exercise of these Warrants for general corporate purposes.
As of March 14, 1996, the average high and low price of one share of Common Stock was $1.50. In light of the current market price for one share of Common Stock, and the exercise price of the Warrants, it is unlikely at this time that a holder of a Warrant would exercise the Warrant.


     The Company will not receive any proceeds upon the sale of Common Stock by the Selling Stockholders.

                                               SELLING STOCKHOLDERS

       The following table identifies the Selling Stockholders, as of March
15, 1996, and indicates (i) the nature of any material relationship that such Selling Stockholders have had with the Company for the past three years,
(ii) the number of shares of Common Stock held by the Selling Stockholders,
(iii) the amount to be offered for the Selling Stockholders' account, and (iv) the number of shares and percentage of outstanding shares of Common Stock to be owned by the Selling Stockholders after the sale of the Common Stock offered by the Selling Stockholders pursuant to this Offering. The Selling Stockholders are not obligated to sell their Common Stock offered in this Prospectus and may choose not to sell any of their shares or only a part of their shares.


      The shares of Common Stock offered by the Selling Stockholders may be offered for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

     Under the Exchange Act, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Stockholders.
With regard to the shares offered by the Selling Stockholders such shares may be sold on the Nasdaq Stock Market or in private transactions at prices to be determined at the time of sale. Such shares may be offered through broker-dealers, acting on the Selling Stockholders' behalf, who may offer the shares at then current market prices. Any sales may be by block trade. The Selling Stockholders and any brokers, dealers or others who participate with the Selling Stockholders in the distribution of such shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of such shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. Sales may be made by all Selling Stockholders pursuant to the Registration Statement of which this Prospectus is a part.


                             SHARES BENEFICIALLY OWNED          SHARES TO BE     SHARES BENEFICIALLY OWNED
                                 PRIOR TO OFFERING                   SOLD            AFTER OFFERING
NAME OF BENEFICIAL OWNER     NUMBER(1)          PERCENTAGE       NUMBER{(1)}     NUMBER          PERCENTAGE


Jack and Albena Acampora     305,800              1.23%         125,000         180,800             *

MAN & CO FBO
Kenneth J. Acampora, IRA     119,500                *            62,500          57,000              *

Codron Family Revocable
Trust, Ray and Rebecca
Codron, Trustees              62,500                *            62,500              0               *

Gary Boster                   62,500                *            62,500              0               *

Viola F. Coelho               62,500                *            62,500              0               *

MAN & CO. IRA
Registration FBO
Robert R. Dorfler             97,500                *            62,500            35,000            *

L. Michael Howell             79,500                *            62,500            17,000            *

MAN & CO. IRA
Registration FBO
Robert Howard                 92,566                *            62,500            30,066            *

John Hundley                  62,500                *            62,500               0              *

Karnell Family Trust         225,000                *           125,000            100,000           *

Henry J. Roth                 99,500                *            62,500             37,000           *

Neal Shindel                 145,000                *            62,500             82,600           *

MAN & CO. IRA
Registration FBO
Gregory Smith                 31,250                *            31,250               0              *

MAN & CO. IRA
Registration FBO
Marc Summers                 156,666               *            62,500              94,166           *

Star Bank FBO
IRA Rollover #06-8580
Richard Wagner                62,500               *            62,500               0               *

MAN & CO. FBO
Ross L. Wilcox IRA           103,512               *            62,500              41,012           *

Fred Kaeffer                  62,500               *            62,500               0               *

Warren Linney                142,500               *            62,500              80,000           *

Doug Linney                  172,500               *            62,500             110,000           *

MAN & CO. IRA
Registration FBO
Gary D. Levine IRA            75,160               *            62,500             12,660            *

Mercedes Group Limited
Partnership                  250,000               *           250,000               0               *

Thomas F. Miller             125,000               *           125,000               0               *

Lucille E. Post Revocable
Living Trust                  97,500               *            62,500              35,000           *

Bert Rettner IRA              66,500               *            62,500               4,000           *

Jack and Katherine Richey    195,000               *           125,000              70,000           *

MAN & CO. IRA
Registration FBO
Mark Rosenberg                93,750               *            93,750               0               *

David Acampora               255,856             1.03%         125,000             130,866           *

MAN & CO. IRA
Registration FBO
Jerry Alcone                  62,500               *            62,500               0               *

MAN & CO. IRA
Registration FBO
J. Lynton Allred IRA
Rollover                      78,100               *            62,500              15,600           *

MAN & CO. IRA
Registration FBO
Ann Lyn Batcheller            62,500               *            62,500               0               *

J. Tashoff Bernton           125,000               *           125,000               0               *

Daniel and Robert Bock,
tenants in common             62,500               *            62,500               0               *

The Bridge Fund N.V.
De Ruyterkade 58A/           137,500               *           137,500               0               *

Samuel Bronstein              62,500               *            62,500               0               *

Spencer Brown                 75,300               *            62,500              12,800           *

MAN & CO. IRA
Registration FBO
Fred Burstein                 93,750               *            93,750               0               *

MAN & CO. IRA
Registration FBO
Daniel Cetina                 62,500               *            62,500               0               *

DMS Partnership               62,500               *            62,500               0               *

Smith Barney as IRA
Rollover Custodian for
Leonard H. Dreyer             62,500               *            62,500               0               *

Michael J. Ernemann          112,500               *            62,500              50,000           *

Robert A. Ferkula             62,500               *            62,500               0               *

Harry Franz                   89,273               *            62,500              26,773           *

Michael D. Friedman           70,500               *            62,500               8,000           *

John G. Gorman, M.D.
Pension Plan U-A 1-1-92       62,500               *            62,500               0               *

Daniel Harkins                31,250               *            31,250               0               *
Eugene and Shirley
Hudson, JTWROS                62,500               *            62,500               0               *

Jeffrey Huls                  62,500               *            62,500               0               *

Rebecca A. Huls               62,500               *            62,500               0               *

Vickie S. Huls                62,500               *            62,500               0               *

Jasminville Corp. N.V.       125,000               *           125,000               0               *

James & Betty
Kleinegger, JTWROS            62,500               *            62,500               0               *

Heartland Trust Co. TTEE for
Fargo Water 401K              62,500               *            62,500               0               *

Larry and Ann Larson
JTWROS                       221,400               *            62,500             158,900           *

John Levine                  228,516               *            62,500             166,016           *

Mercedes Group Limited
Partnership                   62,500               *            62,500               0               *

Albert J. Naftel              62,500               *            62,500               0               *

Tom W. Parker                 62,500               *            62,500               0               *

Marvin J. Pollak Trust
U/A 5-22-90                   62,500               *            62,500               0               *

Dean Rosow                    92,500               *            62,500              30,000           *

Bonnie Rost                   69,500               *            62,500               7,000           *

William L. Schlueter          62,500               *            62,500               0               *

Jeffrey J. Scott              62,500               *            62,500               0               *

Arnold Appelbaum             162,500               *            62,500             100,000           *

Leroy Canterbury Trust
DTD 5-14-95 Leroy and
Shirley Canterbury TTEES      62,500               *            62,500               0               *

K. George Collings            62,500               *            62,500               0               *

Dean Harry Franz             125,000               *           125,000               0               *

Katharine Beaty Gaston        50,000               *            50,000               0               *

Intergalactic Growth
Fund, Inc.                   125,000               *           125,000               0               *

John K. Koll                  62,500               *            62,500               0               *

The Overholt Family
Partnership                   31,250               *            31,250               0               *

MAN & CO. FBO
Emmett Mitchell IRA           50,000               *            31,250             18,750            *

William J. Scott              62,500               *            62,500               0               *

MAN & CO. FBO
Wayne Stern IRA              125,000               *           125,000               0               *

Richard K. Wertz, TTEE
Wertz Family Trust
DTD 1-4-90                    62,500               *            62,500               0               *

Lee S.  and Janet E.
Yosowitz, IRA                 75,166               *            62,500               0               *








                              FOOTNOTES TO TABLE

*    Less than one percent.

(1) Includes shares underlying Warrants, which are immediately exercisable, to purchase one fifth of the listed shares.


                                           DESCRIPTION OF SECURITIES

       Pursuant to its Amended and Restated Certificate of Incorporation, the Company is authorized to issue two classes of capital stock, designated as Common Stock and Preferred Stock. The authorized Common Stock consists of 50,000,000 shares, $.001 par value, and the authorized Preferred Stock consists of 2,000,000 shares, $.001 par value.

        As of March 14, 1996, the number of shares of  Common Stock
outstanding was 24,765,434.   There are no shares preferred stock outstanding.
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                                 COMMON STOCK

      Holders of shares of the Common Stock have full voting rights, one vote for each share held of record. Subject to preferential rights of holders of any series of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and share pro rata in any distributions to stockholders upon liquidation. The holders of shares of Common Stock have no conversion, preemptive or other subscription rights. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, validly issued, fully paid and nonassessable.

                                PREFERRED STOCK

         The Company's Board of Directors is authorized to establish, upon authorization of a series or designation of Preferred Stock, the rights, preferences, privileges, and restrictions on such stock. The Company currently has no Preferred Stock outstanding, and the Board of Directors has not established any rights, preferences, privileges or restrictions on such stock.

                                    OPTIONS

        As of March 5, 1996, the Company has outstanding options to acquire 2,222,000 shares of Common Stock at exercise prices ranging from $.82 to $1.50 per share. Some of these options are subject to vesting, and in general, have a five year exercise period.


                                   WARRANTS

      The Company issued warrants to purchase an aggregate of 85,000 shares of Common Stock in connection with the private placement that concluded in February 1993. Those warrants may be exercised in whole or in part any time before February 5, 1998, at an exercise price of $.60 per share. The exercise price may adjusted from time to time in the event the Company subdivides or combines its outstanding Common Stock. The Company was obligated to register, and did register the underlying Common Stock of the Warrants under the Securities Act, upon the one-time request of holders of fifty percent (50%) of those warrants.

      The Company issued Warrants to purchase an aggregate of 1,210,000 shares of Common Stock in connection with the private placement of Units that was concluded in December 1996. The Warrants may be exercised in whole or in part anytime before July 31, 1996. The 1,210,000 shares are issuable at an exercise price of $1.50 per share. The exercise price may be adjusted from time to time in the event the Company subdivides or combines its outstanding Common Stock. The Company is contractually obligated to register the shares of Common Stock underlying the Warrants with the Commission pursuant to the provisions of the Securities Act. As part of the placement agent's compensation in the 1995 private placement of Units, additional Warrants to purchase 8.8 Units at an exercise price of $30,000 per Unit were also issued, each Unit consisting of fifty thousand (50,000) shares of Common Stock and a purchase Warrant to purchase an additional twelve thousand five hundred (12,500) shares of Common Stock, exercisable at $1.50 per share. The Warrants to be issued as part of the Units, and exercisable at $1.50 per share, have been included in the 1,210,000 Warrants. The Warrants will expire on July 31, 1996, unless exercised by the holders thereof prior to that date. See "The Company and Recent Events - Recent Financing".

                               INVESTOR LOCK-UP

     Investors in the private placement of Units were required to enter into an agreement not to sell, directly or indirectly, the Common Stock included in the Units purchased for a period of 180 days following the effective date of a registration statement registering such shares for resale. The placement agent of the private placement o f Units may waive that condition and allow for resale earlier under certain conditions. The placement agent has advised the Company that in giving or withholding its approval, it will consider the effect that any such sale will have on the maintenance of an orderly market for the Company's securities. See "The Company and Recent Events - Recent Financing".

                            REGISTRATION OBLIGATION

        As part of the private placement of the Units, the Company agreed to register the shares of Common Stock and shares of Common Stock underlying the Warrants issued in the Units for resale under the Securities Act by filing with the Commission a registration statement on Form S-3 (the "Registration Obligation"). The Company has agreed to prepare and file such registration statement no later than ninety (90) days following the final closing of the private placement. In the event the registration statement on Form S-3 was not filed within the ninety (90) day period, the exercise price of the Warrants issued as part of the Units would have automatically been reduced, pursuant to the terms of the Warrant, to $1.00 per share. The Company complied with its obligation to file the registration statement, and the repricing provision is of no further effect. The Company paid all expenses necessary to prepare and file the registration statement. See "The Company and Recent Events - Recent Financing".

                           VOTING RIGHTS; DIVIDENDS

      The holders of Common Stock will be entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Further, the holders of Common Stock will be entitled to receive ratable dividends when and as declared by the Board of Directors from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets remaining after payment to holders of any series of preferred stock or of any other senior securities outstanding at such time. It is anticipated that the Company will not be declaring dividends in the near future.

                                 CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers for certain acts to the fullest extent permitted by Delaware Law. Further, the Company's bylaws provide authority for the Company to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in their capacity as such.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                   TRANSFER AGENT

     The Trust Company of New Jersey, Thirty-Five Journal Square, Jersey City, New Jersey 07306 is the transfer agent for the Company's Common Stock.

                                                         EXPERTS

  The financial statements of THERMOGENESIS CORP. appearing in THERMOGENESIS CORP.'s Annual Report (Form 10-KSB) for the year ended June 30, 1995, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                                    LEGAL MATTERS

     The legality of the shares of Common Stock offered by the Company and the selling stockholders by this Prospectus will be passed upon for the Company by Weintraub Genshlea & Sproul of Sacramento, California.

                                                         PART II

                                 INFORMATION NOT REQUIRED IN PROSPECTUS

            Item 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC Registration fee.

                      SEC registration fee              $   2,518.63
                      Printing and engraving expenses  *$     500.00
                      Accounting fees and expenses     *$  15,000.00
                      Legal fees and expenses          *$  20,000.00
                       Transfer agent and registrar fees*$     -0-
                           Fees and expenses for qualification
                         under state securities laws     $     -0-
                       Miscellaneous                    *$     -0-
                      TOTAL                             $ 38.018.63

                                       *  estimated

             Item 15.   Indemnification of Directors and Officers

            Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article Eighth of the Company's Amended and Restated Certificate of Incorporation contain provisions for the indemnification of its directors and officers to the fullest extent permitted by law.

      Under such law, the Company is empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, the Company may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of the Company and its shareholders. The Company may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount it shall be determined that the agent is not entitled to indemnification as authorized.

      In addition, although the Company does not have director's and officer's insurance, the Company's bylaws provide the Company authority to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in their capacity as such, or arising out of their status as such. The Company intends to seek such insurance in the future.

             Item 16.   Exhibits and Financial Statement Schedules

                            EXHIBIT    DESCRIPTION

  1.01            Unit Placement Agreement

   3.1        (a)  Amended and Restated Certificate of Incorporation (5)

              (b)  Revised Bylaws                                    (5)

   5.1             Opinion of Weintraub Genshlea & Sproul counsel     *
                   to the registrant

  10.1        (a)  Letter of Agreement between Liquid Carbonic, Inc.
                   Canada and THERMOGENESIS, CORP.                  (2)

              (b)  Letter of Agreement between Fujitetsumo USA and
                        THERMOGENESIS, CORP.                        (2)

              (c)  Letter of Agreement between Fujitetsumo Japan
                        and THERMOGENESIS, CORP.                    (2)

              (d)  Letter of Agreement between THERMOGENESIS, CORP.
                        and Liquid Carbonic, Inc. Sale of Convertible
                        Debenture                                  (3)

              (e)  License Agreement between Stryker Corp. and
                        THERMOGENESIS, CORP.                       (7)

              (f)  Lease of Office and Mfg. Space                  (5)

              (g)  Executive Development and Distribution  Agreement
                       between THERMOGENESIS and Daido Hoxan Inc.  (4)

              (h)  Administrative Office Lease                     (8)

              (i)  Employment Agreement for Philip H. Coelho       (5)

              (j)  Employment Agreement for Charles de B. Griffiths (5)

   11.1            Statement of Computation of Net Income (Loss) Per Share (6)

   23.1            Consent of Weintraub Genshlea & Sproul is contained in
                        Exhibit 5.1                                  *

   23.2            Consent of Ernst & Young, LLP is contained in Part II,
                        page II-4 of the registration statement

   24.1            Power of Attorney contained on Signature Page, Part II,
                        page II-5, as originallly filed on March 6, 1996.



                              FOOTNOTES TO INDEX

(1) Incorporated by reference to Registration Stmt No. 33-12210-A of THERMOGENESIS, CORP. filed on June 4, 1987.

(2) Incorporated by reference to Registration Statement No. 33-37242 of THERMOGENESIS, CORP. filed on Feb. 7, 1991.

(3)        Incorporated by reference to Form 8-K for July 19, 1993

(4)        Incorporated by reference to Form 8-K for June 9, 1995.

(5)        Incorporated by reference to Form 10-KSB for the year ended
           June 30, 1994

(6)        Incorporated by reference to Form 10-KSB for the year ended
           June 30, 1995

(7)        Incorporated by reference to Form 8-K for September 27, 1995

(8) Incorporated by reference to Form 10-QSB for the quarter ended December 31, 1995

 *         Filed herewith by pre-effective amendment number 1 to Form S-3

                             Item 17. Undertakings

                    The undersigned Company hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration satement as of the time it was declared effective.

   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        CONSENT OF INDEPENDENT AUDITORS






  We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 33-31479) and related Prospectus of THERMOGENESIS CORP. for the registration of 6,050,000 shares of its common stock and to the incorporation by reference therein of our report dated August 23, 1995, with respect to the financial statements of THERMOGENESIS CORP. included in its Annual Report (Form 10-KSB) for the year ended
June 30, 1995, filed with the Securities and Exchange Commission.




       Sacramento, California
       March 15, 1996                                  ERNST & YOUNG, LLP

                                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Rancho Cordova, County of Sacramento, State of California, on the 15th day of March, 1996.

                                                THERMOGENESIS CORP.



                                           Philip H. Coelho, C.E.O. and
                                                     President


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:



S/Philip H. Coelho                                    Dated:  March  15, 1996
Philip H. Coelho, C.E.O. , President,
and Chairman of the Board
(Principal Executive Officer)


s/Philip H. Coelho                                    Dated:  March  15, 1996
Charles de B. Griffiths, V.P.,
Secretary, and Director
(by  Philip H. Coelho)**


s/Philip H. Coelho                                     Dated: March 15, 1996
Merrill K. Parker, Controller
(Principal Accounting Officer
and Principal Financial Officer)
(by Philip H. Coelho)**


s/Philip H. Coelho                                     Dated: March 15, 1996
Sid V. Engler , Director
(by Philip H. Coelho)**


s/Philip H. Coelho                                     Dated: March 15, 1996
Noel K. Atkinson, Director
(by Philip H. Coelho)**


  **Signed pursuant to power of attorney contained on the signature page and filed withth registration statement on Form S-3 filed with the Commission on March 6, 1996.